TASEKO MINES LIMITED Management's Discussion and Analysis

This management discussion and analysis ("MD&A") is intended to help the reader understand Taseko Mines Limited ("Taseko", "we", "our" or the "Company"), our operations, financial performance, and current and future business environment. This MD&A is intended to supplement and complement the consolidated financial statements and notes thereto, prepared in accordance with IAS 34 of International Financial Reporting Standards ("IFRS") for the three months ended March 31, 2021 (the "Financial Statements"). You are encouraged to review the Financial Statements in conjunction with your review of this MD&A and the Company's other public filings, which are available on the Canadian Securities Administrators' website at www.sedar.com and on the EDGAR section of the United States Securities and Exchange Commission's ("SEC") website at www.sec.gov.

This MD&A is prepared as of May 4, 2021. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified. Included throughout this MD&A are references to Non-GAAP performance measures which are denoted with an asterisk and further explanation including their calculations are provided on page 22.

Cautionary Statement on Forward-Looking Information

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities, and events or developments that the Company expects are forward-looking statements. Although we believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, global economic events arising from the coronavirus (COVID-19) pandemic outbreak, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable law. Further information concerning risks and uncertainties associated with these forward-looking statements and our business may be found in the Company's other public filings with the SEC and Canadian provincial securities regulatory authorities.

TASEKO MINES LIMITED Management's Discussion and Analysis

TASEKO MINES LIMITED Management's Discussion and Analysis

OVERVIEW

Taseko Mines Limited ("Taseko" or "Company") is a mining company that seeks to create long-term shareholder value by acquiring, developing, and operating large tonnage mineral deposits which are capable of supporting a mine for ten years or longer. The Company's principal operating asset is the 75% owned Gibraltar mine, which is located in central British Columbia and is one of the largest copper mines in North America. Taseko also owns Florence Copper, which is advancing towards construction starting later this year with commercial production expected by 2023, as well as the Yellowhead copper, New Prosperity gold-copper, Aley niobium and Harmony gold projects.

HIGHLIGHTS

Operating Data (Gibraltar - 100% basis)	Three months ended March 31,
	2021	2020	Change
Tons mined (millions)	32.0	28.5	3.5
Tons milled (millions)	7.2	7.5	(0.3)
Production (million pounds Cu)	22.2	32.4	(10.2)
Sales (million pounds Cu)	22.0	31.1	(9.1)

Financial Data	Three months ended March 31,
(Cdn$ in thousands, except for per share amounts)	2021	2020	Change
Revenues	86,741	62,084	24,657
Earnings from mining operations before depletion and amortization*	30,313	5,923	24,390
Adjusted EBITDA*	23,722	5,346	18,376
Adjusted net loss*	(5,534)	(21,647)	16,113
Per share - basic ("Adjusted EPS")*	(0.02)	(0.09)	0.07
Net loss (GAAP)	(11,217)	(48,950)	37,733
Per share - basic ("EPS")	(0.04)	(0.20)	0.16

TASEKO MINES LIMITED Management's Discussion and Analysis

 First Quarter Review

  First quarter earnings from mining operations before depletion and amortization* was $30.3 million, Adjusted EBITDA* was $23.7 million and Adjusted net loss* was $5.5 million ($0.02 loss per share);

  Site operating costs, net of by-product credits* were US$1.96 per pound produced, and total operating costs (C1)* were US$2.23 per pound produced;

  The Gibraltar mine produced 22.2 million pounds of copper in the first quarter. Copper recoveries were 81.5% and copper head grades were 0.19%;

  Gibraltar sold 22.0 million pounds of copper in the quarter (100% basis) which resulted in $82.3 million of revenue for Taseko.  Average LME copper prices were US$3.86 per pound in the quarter and revenue also included positive provisional price adjustments of $3.6 million due to the rising copper price;

  As mining advances in the Pollyanna pit, management expects improved grades and copper production in the second quarter, and much higher grade and production levels in the second half of the year, which will lead to lower operating costs per pound and improved earnings;

  On February 10, 2021, Taseko closed an offering of US$400 million 7% Senior Secured Notes due in 2026. A portion of the proceeds were used to redeem all of the outstanding US$250 million 8.75% 2022 Senior Secured Notes on March 3, 2021;

  The Company’s cash balance at March 31, 2021 was $197.0 million, and was affected by a negative working capital adjustment of $27.2 million in the first quarter related primarily to an increase in accounts receivable due to shipment timing;

  In March 2021, the Company extended its copper price protection strategy by purchasing put options covering 41 million pounds of copper at a strike price of US$3.75 per pound for the second half of 2021;

  During the quarter, Gibraltar entered into an off-take contract for 45 thousand tonnes of copper concentrate  shipments in the second half of this year which included deeply discounted TCRC's at some of the lowest levels the mine has ever seen since it was re-opened in 2004;

  On May 4, 2021, the Gibraltar mine was awarded the prestigious 2020 John Ash Safety Award presented by the Ministry of Energy and Mines for having the lowest injury-frequency rate that has worked at least one million hours during the year.  This is the 5th time Gibraltar has won this award over the last 7 years; and

  Final design and engineering of the commercial in-situ production facility as well as procurement of certain critical components is well underway to ensure construction of the commercial facility can commence  following receipt of the UIC permit, which is expected in the third quarter of this year.

TASEKO MINES LIMITED Management's Discussion and Analysis

REVIEW OF OPERATIONS

Gibraltar mine (75% Owned)

Operating data (100% basis)	Q1 2021	Q4 2020	Q3 2020	Q2 2020	Q1 2020
Tons mined (millions)	32.0	26.4	23.3	20.5	28.5
Tons milled (millions)	7.2	7.5	7.5	7.7	7.5
Strip ratio	6.0	1.9	1.5	1.9	2.7
Site operating cost per ton milled (CAD$)*	$8.73	$11.67	$9.57	$7.66	$9.52
Copper concentrate
Head grade (%)	0.19	0.20	0.23	0.28	0.26
Copper recovery (%)	81.5	83.3	85.0	85.2	83.4
Production (million pounds Cu)	22.2	25.0	28.9	36.8	32.4
Sales (million pounds Cu)	22.0	25.0	28.6	39.3	31.1
Inventory (million pounds Cu)	3.6	3.4	3.6	3.8	6.4
Molybdenum concentrate
Production (thousand pounds Mo)	530	549	668	639	412
Sales (thousand pounds Mo)	552	487	693	656	403
Per unit data (US$ per pound produced)*
Site operating costs*	$2.23	$2.67	$1.85	$1.15	$1.64
By-product credits*	(0.27)	(0.14)	(0.14)	(0.11)	(0.11)
Site operating costs, net of by-product credits*	$1.96	$2.53	$1.71	$1.04	$1.53
Off-property costs	0.27	0.29	0.29	0.30	0.29
Total operating costs (C1)*	$2.23	$2.82	$2.00	$1.34	$1.82

TASEKO MINES LIMITED Management's Discussion and Analysis

OPERATIONS ANALYSIS

First Quarter Review

To-date, there have been no interruptions to the Company's operations, logistics and supply chains as a result of the COVID-19 pandemic.  Heightened health and safety protocols continue to be implemented and monitored for effectiveness.

Copper production in the first quarter was 22.2 million pounds and was impacted by lower mined ore grades from the Pollyanna pit.  Additionally, ore hardness in the Pollyanna Pit benches and in ore drawn from the stockpiles continued to have some affect on recoveries and mill throughput in the quarter.

A total of 32.0 million tons were mined in the first quarter of 2021, an increase of 5.6 million tons over the prior quarter.  The increased waste stripping was attributed to higher productivities and shorter hauling distances in the upper benches of the Pollyanna pit. Site operating costs, net of by-product credits for the first quarter were US$1.96 per pound of copper produced.

The strip ratio for the first quarter was 6.0 to 1 and reflects the increased waste stripping in Pollyanna. In addition, ore stockpiles decreased during the quarter by 2.6 million tons.

Total site spending (including capitalized stripping of $21.5 million spent in the quarter) was generally consistent with the prior quarter. Capital expenditures in the first quarter also included costs associated with the dewatering system for the Gibraltar pit where mining is expected to start in the second quarter.

Molybdenum production was 530 thousand pounds in the first quarter. Molybdenum prices strengthened in the first quarter and averaged US$11.32 per pound, compared to US$9.01 per pound in Q4 2020.  By-product credits per pound of copper produced* was US$0.27 in the first quarter, an increase over the prior quarters due to the higher molybdenum price and fewer copper pounds produced in the current period.

Off-property costs per pound produced* were US$0.27 for the first quarter and lower than prior quarters due to the benefit of lower treatment and refining charges in the current year. Gibraltar extended its long-term copper concentrate offtake contract, for roughly 50% of its production, for 2021 which is expected to result in at least a 30% reduction in treatment and refining costs in 2021.  The Company also entered into an offtake contract for 45,000 tons of copper concentrate for later in the year at some of the lowest TCRC levels ever seen by the mine.

Total operating costs per pound produced (C1)* were US$2.23 for the quarter. Contributing to the decrease in C1* costs was significantly increased capitalized stripping costs in the first quarter, which was $20.3 million more than the prior quarter.  The impact of capitalized stripping costs on lower C1* costs is partially offset by fewer copper pounds being produced in the first quarter and the weakening US dollar.

GIBRALTAR OUTLOOK

Mining will continue to be focused on the Pollyanna pit which will be the main source of ore in 2021. Management expects improved grades and copper production in the second quarter and much higher grade and production levels in the second half of the year as higher-grade areas in Pollyanna are opened-up and available for processing. Ore release from the Gibraltar pit will commence in the second half of the year. Ore from the Gibraltar pit is relatively softer and is expected to require less energy to grind, which will provide opportunities for increased mill throughput in the future.  Gibraltar produced 123 million pounds in 2020 and is expected to produce 125 million pounds on a 100% basis in 2021.

Copper prices are currently around US$4.50 per pound, compared to the average LME copper price of US$3.86 per pound in Q1 and US$2.80 per pound in 2020.  Copper prices have recovered swiftly since March 2020 and are testing decade high levels due to recovery in Chinese and the rest of world demand coupled with continued supply and political disruptions, most notably in South America. Many governments are now focusing on increased infrastructure investment to stimulate economic recovery after the pandemic, including green initiatives, which will require new primary supplies of copper. Most industry analysts are projecting ongoing supply constraints and deficits, which should support these higher copper prices in the years to come.

TASEKO MINES LIMITED Management's Discussion and Analysis

In March 2021 and in preparation for capital spend at Florence, the Company extended its copper price protection strategy by purchasing put options covering 41 million pounds of copper at a strike price of US$3.75 per pound for the second half of 2021. Protecting a significant operating margin in 2021 allows the Company to focus on and advance near-term capital growth plans related to Florence Copper, and fund the Yellowhead Copper Project's ongoing environmental assessment work. This approach to managing copper price volatility does not cap the Company's cash flow should copper prices continue at these levels or increase further.

All of the above factors are supportive of improved financial performance at the Gibraltar mine for the remainder of 2021.

FLORENCE COPPER

Florence Copper represents a low-cost growth project that will have an annual production capacity of 85 million pounds of copper over a 21-year mine life, and with the expected C1* operating cost of US$0.90 per pound puts Florence Copper in the lowest quartile of the global copper cost curve.  The commercial production facility at Florence will also be one of the greenest sources of mined copper, with carbon emissions, water and energy consumption all dramatically lower than a conventional mine.  We have successfully operated a Production Test Facility ("PTF") for the last two years at Florence to demonstrate that the in-situ copper recovery ("ISCR") process can produce high quality cathode while operating within permit conditions.

The next phase of Florence Copper will include the construction and operation of the commercial ISCR facility with an estimated capital cost of US$230 million (including reclamation bonding and working capital). At a conservative copper price of US$3.00 per pound, Florence Copper is expected to generate an after-tax internal rate of return of 37%, an after-tax net present value of US$680 million at a 7.5% discount rate, and an after-tax payback period of 2.5 years.

In December 2020, the Company received the Aquifer Protection Permit ("APP") from the Arizona Department of Environmental Quality ("ADEQ").  During the APP process, Florence Copper received strong support from local community members, business owners and elected officials.  The other required permit is the Underground Injection Control ("UIC") permit from the U.S. Environmental Protection Agency ("EPA"). The EPA's technical review for the UIC permit has identified no significant issues and the Company expects to receive the draft permit in the coming months followed by the final UIC permit in the third quarter after which construction of the commercial ISCR facility at Florence Copper can commence.

On March 23, 2021, the Company announced a favourable appeals court decision that upholds Florence Copper's right to mine its private property within the Town, and also awarded US$1.7 million in legal fees and costs to Florence Copper.

The Company now has the majority of the required  construction funding for Florence Copper in hand, and with stronger expected operating cash flows from Gibraltar due to higher prevailing copper prices, the Company has numerous options available to obtain the remaining funding including retaining 100% ownership of the project.

Final design engineering for the commercial production facility as well as procurement of certain critical components is well underway to ensure a smooth and efficient transition into construction once the final UIC permit is received later this year.

TASEKO MINES LIMITED Management's Discussion and Analysis

ANNUAL ESG REPORT

The Company recently published its annual Environmental, Social, and Governance ("ESG") Report, titled 'Sustainability: Our Low Carbon Future' (the "Report"), highlighting Taseko's sustainability performance for 2020.

In this year's Report, Taseko has reported Scope 1 and 2 greenhouse gas emissions for Gibraltar which shows that the mine ranks in the first quartile of all copper mines globally. When commercial operations at Florence Copper commence, the Company's combined greenhouse gas emissions intensity will drop even lower, to an estimated 1.53 tonnes of carbon dioxide equivalent ("CO2e") per tonne of copper equivalent, based on an independent analysis by Skarn Associates.

Sustainability report highlights:

  Rigorous health and safety protocols enabled operations to continue at Gibraltar and at Florence Copper during the COVID-19 pandemic;
  Recognition from the British Columbia Technical and Research Committee on Reclamation with the Jake McDonald Award for outstanding work in mine reclamation and Indigenous collaboration;
  Outstanding safety performance at Gibraltar with zero loss time incidents, zero days lost, zero loss time severity, and zero loss time frequency;
  Continued commitment to a diverse workforce that reflects the communities in which we operate. In 2020 28% of the new hires at Taseko were female and 15% were Indigenous people;
  A priority on securing local goods and services with $116 million and US$2.5 million being distributed to local suppliers from Gibraltar and Florence Copper, respectively; $72 million and US$2.1 million was distributed in wages to local employees from Gibraltar and Florence Copper, respectively;
  Low Scope 1 and 2 greenhouse gas emission of 1.66 tonnes of CO2e per tonnes of copper produced equivalent and 0.09 tonnes of CO2e per tonnes of copper equivalent produced, respectively; and
  Continued discussions with our Indigenous neighbours, that included a Framework Agreement with a local Indigenous Nation to begin discussions on the Yellowhead Copper Project, as well as an extension to the standstill agreement with Tŝilhqot'in Nation as both parties seek a long-term solution to the conflict regarding New Prosperity.

The full Report can be viewed and downloaded at www.tasekomines.com/esg/overview.

On May 4, 2021, the Gibraltar mine was awarded the prestigious 2020 John Ash Safety Award presented by the Ministry of Energy and Mines for having the lowest injury-frequency rate that has worked at least one million hours during the year.  This is the 5th time Gibraltar has won this award over the last 7 years.

PERSONNEL UPDATE

Brian Battison, Vice President of Corporate Affairs, who has been with Taseko since 2006, will be retiring at the end of June 2021. He will continue to act as an adviser to the Company to support our government relations work after his retirement over the coming year.

LONG-TERM GROWTH STRATEGY

Taseko's strategy has been to grow the Company by acquiring and developing a pipeline of complementary projects focused on copper in stable mining jurisdictions.  We continue to believe this will generate long-term returns for shareholders.  Our other development projects are focused primarily on copper and are located in British Columbia.

TASEKO MINES LIMITED Management's Discussion and Analysis

Yellowhead Copper Project

Yellowhead Mining Inc. ("Yellowhead") has an 817 million tonnes reserve and a 25-year mine life with a pre-tax net present value of $1.3 billion at an 8% discount rate using a US$3.10 per pound copper price. Capital costs of the project are estimated at $1.3 billion over a 2-year construction period.  Over the first 5 years of operation, the copper equivalent grade will average 0.35% producing an average of 200 million pounds of copper per year at an average C1* cost, net of by-product credit, of US$1.67 per pound of copper. The Yellowhead Copper Project contains valuable precious metal by-products with 440,000 ounces of gold and 19 million ounces of silver with a life of mine value of over $1 billion at current prices.

The Company is focusing its current efforts on advancing the environmental assessment and some additional engineering work in conjunction with ongoing engagement with local communities including First Nations.  A focus group has been formed between the Company and high-level regulators in the appropriate Provincial ministries in  order to expedite the advancement of the environmental assessment and the permitting of the project.  Management also commenced joint venture partnering discussions in 2020 with a number of strategic industry groups that are interested in potentially investing in the Yellowhead project in combination with acquiring significant copper offtake rights.

New Prosperity Gold-Copper Project

In late 2019, the Tŝilhqot'in Nation, as represented by Tŝilhqot'in National Government, and Taseko entered into a confidential dialogue, facilitated by the Province of British Columbia, to try to obtain a long-term solution to the conflict regarding Taseko's proposed gold-copper mine currently known as New Prosperity, acknowledging Taseko's commercial interests and the Tŝilhqot'in Nation's opposition to the project.  The dialogue was supported by the parties' agreement on December 7, 2019 to a one-year standstill on certain outstanding litigation and regulatory matters that relate to Taseko's tenures and the area in the vicinity of Teẑtan Biny (Fish Lake).

The COVID-19 pandemic delayed the commencement of the dialogue, but the Tŝilhqot'in Nation and Taseko have made progress in establishing a constructive dialogue. In December 2020, the parties agreed to extend the standstill for a further year to continue this dialogue.

Aley Niobium Project

Environmental monitoring and product marketing initiatives on the Aley Niobium project continue. The pilot plant program has successfully completed the niobium flotation process portion of the test, raising confidence in the design and providing feed to the converter portion of the process. Completion of the converter pilot test, which is underway, will provide additional process data to support the design of the commercial process facilities and provide final product samples for marketing purposes.

TASEKO MINES LIMITED Management's Discussion and Analysis

MARKET REVIEW

 Copper       Molybdenum               Canadian/US Dollar Exchange

Prices (USD per pound for Commodities)

(Source Data: Bank of Canada, Platts Metals, and London Metals Exchange)

Copper prices are currently around US$4.50 per pound with continued upside amongst a bullish market backdrop and sentiment.  After a dramatic but short-lived drop in copper prices with the onset of COVID-19 in March of 2020, copper prices have dramatically recovered and are now testing decade highs and even record levels in Canadian dollar terms.  Supply challenges caused by the pandemic and political uncertainty, particularly in Peru and Chile where the largest copper mines in the world are located, saw curtailed operations and project delays which continue to impact supply in 2021.  At the same time, Chinese demand recovered swiftly in the second half of 2020 with significant restocking taking place resulting in an estimated 2020 deficit of copper of over 500,000 tonnes, the highest in more than a decade.  Focus in 2021 is now turning to the expected demand growth, inflation and the weaker US dollar arising from the expected economic recovery in North America and Europe resulting from unprecedented stimulus measures announced by central governments. The rollout of vaccine programs should improve the 2021 global demand outlook, further pressuring the copper supply deficit. The longer-term outlook for copper is also favourable with the focus on government investment in construction and infrastructure including initiatives focused on green sources of power and the electrification of transportation which are inherently copper intensive.  This increased demand for copper after years of under investment by the industry in new mine supply is expected to support strong copper prices in the years ahead.

Molybdenum prices have also experienced volatility in 2020 due to the combination of a COVID-19 induced global economic slowdown and a decrease in molybdenum usage which has a particularly high dependence on demand from the oil and gas and transportation sectors.  The average molybdenum price was US$11.32 per pound during the first quarter of 2021, compared to US$9.01 per pound in the fourth quarter of 2020. The Company's sales agreements specify molybdenum pricing based on the published Platts Metals reports.

Approximately 80% of the Gibraltar mine's costs are Canadian dollar denominated and therefore, fluctuations in the Canadian/US dollar exchange rate can have a significant effect on the Company's operating results and unit production costs, which are earned and in some cases reported in US dollars. Overall, the Canadian dollar modestly strengthened by approximately 1.2% during 2021.

TASEKO MINES LIMITED Management's Discussion and Analysis

FINANCIAL PERFORMANCE

Earnings

	Three months ended March 31,
(Cdn$ in thousands)	2021	2020	Change
Net loss	(11,217)	(48,950)	37,733
Net unrealized foreign exchange loss	8,798	29,747	(20,949)
Realized foreign exchange gain on settlement of long-term debt	(13,000)	-	(13,000)
Loss on settlement of long-term debt	12,739	-	12,739
Unrealized (gain) loss on copper put and fuel call options	802	(3,348)	4,150
Estimated tax effect of adjustments	(3,656)	904	(4,560)
Adjusted net loss *	(5,534)	(21,647)	16,113

The Company's net loss was $11.2 million ($0.04 loss per share) for the three months ended March 31, 2021, compared to a net loss of $49.0 million ($0.20 loss per share) for the same period in 2020.  The decreased net loss in the current period was primarily due to the greater earnings from mining operations before depletion and amortization* which was $30.3 million for the current quarter compared to $5.9 million for the same period in 2020.  During the first quarter of 2021, earnings from mining operations was positively impacted by the higher average copper price, an increase in waste stripping costs being capitalized, lower depletion and amortization expense partially offset by lower sales volumes of copper concentrate due to the lower grade ore being processed from the Pollyanna pit.

The net foreign exchange gain or loss is substantially driven by the translation of the Company’s US dollar denominated senior secured notes.  The first quarter of 2020 was negatively impacted by the sharp fall in the Canadian dollar following the onset of COVID-19 which resulted in an unrealized foreign exchange loss of $29.7 million in the prior year quarter, compared to a weakening US dollar trend in the current quarter which resulted in a $4.2 million net foreign exchange gain.  The $4.2 million in net foreign exchange gain was comprised of a realized foreign exchange gain of $13.0 million recorded on settlement of the US$250 million 8.75% Senior Secured Notes (“2022 Notes”) of which only $1.1 million related to foreign exchange rate movements in the current quarter with the balance recognized as unrealized in previous fiscal years. The $8.8 million net unrealized foreign exchange loss includes the $11.9 million reversal of these unrealized foreign exchange gains on the 2022 Notes for prior periods offset by $3.1 million in unrealized foreign exchange gains on the new 2026 Notes in the current quarter due to the weakening US dollar trend. The $12.7 million settlement loss recorded upon repayment of the 2022 Notes from the bond refinancing in February of 2021 also increased the GAAP net loss in the current quarter.

Included in net income (loss) are a number of items that management believes require adjustment in order to better measure the underlying operating performance of the mining business.  Unrealized gains or losses or items that are not recurring have been adjusted in determining adjusted net income (loss) as well as their estimated tax effect.  No adjustments are made to adjusted net income (loss) for positive or negative provisional price adjustments in the quarter as these adjustments normalize or reverse throughout the year.

TASEKO MINES LIMITED Management's Discussion and Analysis

Revenues

	Three months ended March 31,
(Cdn$ in thousands)	2021	2020	Change
Copper contained in concentrate	78,750	75,928	2,822
Molybdenum concentrate	5,686	3,842	1,844
Silver	727	996	(269)
Price adjustments on settlement receivables	4,941	(12,960)	17,901
Total gross revenue	90,104	67,806	22,298
Less: treatment and refining costs	(3,363)	(5,722)	2,359
Revenue	86,741	62,084	24,657

(thousands of pounds, unless otherwise noted)
Sales of copper in concentrate**	15,919	22,478	(6,559)
Average realized copper price (US$ per pound)	4.09	2.06	2.03
Average LME copper price (US$ per pound)	3.86	2.56	1.30
Average exchange rate (US$/CAD)	1.27	1.34	(0.07)

** This amount includes a net smelter payable deduction of approximately 3.5% to derive net payable pounds of copper sold.

Copper revenues for the three months ended March 31, 2021 increased by $2.8 million compared to the same period in 2020, primarily due to higher prevailing LME copper prices by US$1.30 per pound in the current quarter, partially offset by decreases in the volume of payable copper sold by 6.6 million pounds (75% basis). The Company also recognized positive net price adjustments of $3.6 million, for provisionally priced copper concentrate due to increasing copper price trends following shipment, compared to negative price adjustments of $13.6 million in the prior year quarter which reflected the sharp drop in the copper price seen last March with the onset of COVID-19. These revenue adjustments resulted in a US$0.18 per pound increase to the average realized copper price for the quarter, compared to a US$0.44 per pound decrease in the first quarter in 2020.  Partially offsetting the higher copper price this quarter was the weakening US dollar.

Molybdenum revenues for the three months ended March 31, 2021 increased by $1.8 million compared to the same period in 2020, primarily due to higher molybdenum sales volumes by 112 thousand pounds (75% basis) and higher average molybdenum prices of US$11.32 per pound, compared to US$9.63 per pound for the same prior period. During the three months ended March 31, 2021, positive net price adjustments of $1.3 million were recorded for provisionally priced molybdenum concentrate.

TASEKO MINES LIMITED Management's Discussion and Analysis

Cost of sales

	Three months ended March 31,
(Cdn$ in thousands)	2021	2020	Change
Site operating costs	47,156	53,547	(6,391)
Transportation costs	3,305	4,519	(1,214)
Changes in inventories of finished goods	(2,259)	(1,302)	(957)
Changes in inventories of ore stockpiles	8,226	(603)	8,829
Production costs	56,428	56,161	267
Depletion and amortization	15,838	27,148	(11,310)
Cost of sales	72,266	83,309	(11,043)
Site operating costs per ton milled*	$8.73	$9.52	$(0.79)

Site operating costs for the three months ended March 31, 2021 decreased by $6.4 million, compared to the same prior period primarily due to greater stripping costs being capitalized in 2021 compared to 2020. For the three months ended March 31, 2021, capitalized waste stripping costs for the Pollyanna pit were $21.5 million, compared to $13.9 million for the same period in 2020.

Cost of sales is also impacted by changes in copper concentrate inventories and ore stockpiles. Although finished copper inventory increased only modestly by 0.2 million pounds over the quarter, the finished goods inventory had a higher average production cost per pound than the fourth quarter of 2020. There was also a decrease of 2.6 million tons in the ore stockpiles during the quarter, which resulted in an increase in production costs of $8.2 million.

Depletion and amortization for the three months ended March 31, 2021 decreased by $11.3 million over the same period in 2020. Ore tons that were mined from the Granite pit in the first quarter of 2020 had a higher depreciation cost per ton compared to the current ore being mined from the Pollyanna pit.

Other operating (income) expenses

	Three months ended March 31,
(Cdn$ in thousands)	2021	2020	Change
General and administrative	5,296	3,898	1,398
Share-based compensation expense	2,790	184	2,606
Project evaluation expenditures	312	157	155
Realized (gain) loss on derivative instruments	1,189	(2,507)	3,696
Unrealized (gain) loss on derivative instruments	802	(3,348)	4,150
Other income, net	(352)	(395)	43
	10,037	(2,011)	12,048

General and administrative expenses have increased in the three months ended March 31, 2021, compared to the same prior period primarily due to timing of accruals for certain employment and consulting services.

Share-based compensation expense is comprised of amortization of share options and performance share units and the expense on deferred share units. Share-based compensation expense increased for the three months ended March 31, 2021, compared to the same period in 2020, primarily due to the revaluation of the liability for deferred share units resulting from an increase in the Company's share price during the period. More information is set out in Note 14 of the March 31, 2021 unaudited condensed consolidated interim financial statements.

TASEKO MINES LIMITED Management's Discussion and Analysis

During the three months ended March 31, 2021, the Company realized a loss of $1.2 million for premiums paid for copper put options covering first quarter production at a strike price of US$3.20 per pound that settled out-of-the-money during the period. The realized gain of $2.5 million in the first quarter of 2020 relates to copper put options with a strike price of $2.60 per pound that settled in the money during that period when copper prices dropped in March following the onset of COVID-19.  For the three months ended March 31, 2021, the net unrealized loss of $0.8 million relates to the fair value adjustments on outstanding copper put and fuel call options. The net unrealized gain of $3.3 million in the first quarter of 2020 relates substantially to the fair value adjustment for 7.5 million outstanding copper put options that expired in-the-money for the month of April 2020.

Project evaluation expenditures represent costs associated with the New Prosperity project.

Finance expenses and income

	Three months ended March 31,
(Cdn$ in thousands)	2021	2020	Change
Interest expense	9,746	9,360	386
Loss on settlement of long-term debt	12,739	-	12,739
Finance expense - deferred revenue	1,368	1,056	312
Accretion of PER	105	355	(250)
Finance income	(75)	(150)	75
	23,883	10,621	13,262

As part of the bond refinancing completed on February 10, 2021, the Company redeemed its US$250 million senior secured notes which resulted in a loss on settlement of $12.7 million, comprised of $6.9 million paid in call premium, interest costs over the redemption call period of $1.8 million and a write-off of deferred financing costs of $4.0 million.

Finance expense on deferred revenue adjustments represents the implicit financing component of the upfront deposit from the silver sales streaming arrangement with Osisko Gold Royalties Ltd. ("Osisko").

Income tax

	Three months ended March 31,
(Cdn$ in thousands)	2021	2020	Change
Current income tax expense	131	-	131
Deferred income tax recovery	(4,433)	(10,118)	5,685
Income tax recovery	(4,302)	(10,118)	5,816
Effective tax rate	27.7%	17.1%	10.6%
Canadian statutory rate	27.0%	27.0%	-
B.C. Mineral tax rate	9.5%	9.5%	-

TASEKO MINES LIMITED Management's Discussion and Analysis

The overall income tax recovery for the three months ended March 31, 2021 was due to deferred income tax recovery recognized on losses for accounting purposes. The effective rate this quarter is similar to the combined B.C. and federal tax rate of 27% as financing expenses including the loss on settlement of the 2022 Notes is not deductible for BC mineral tax purposes.

In addition, as foreign exchange revaluations on the senior secured notes are not recognized for tax purposes until realized, and in the case of capital losses, when they are applied, the effective tax rate may be significantly higher or lower than the statutory rates, as is the case for the three months ended March 31, 2020, relative to net loss for the period.

The current income tax expense represents an estimate of B.C. mineral taxes payable for the current period.

FINANCIAL CONDITION REVIEW

Balance sheet review

	At March 31,	At December 31,
(Cdn$ in thousands)	2021	2020	Change
Cash and equivalents	197,018	85,110	111,908
Other current assets	95,930	72,088	23,842
Property, plant and equipment	768,258	742,619	25,639
Other assets	10,441	10,548	(107)
Total assets	1,071,647	910,365	161,282
Current liabilities	60,341	60,867	(526)
Debt:
Senior secured notes	491,801	313,965	177,836
Equipment related financings	47,868	49,439	(1,571)
Deferred revenue	46,413	47,154	(741)
Other liabilities	119,730	121,568	(1,838)
Total liabilities	766,153	592,993	173,160
Equity	305,494	317,372	(11,878)
Net debt (debt minus cash and equivalents)	342,651	278,294	64,357
Total common shares outstanding (millions)	283.1	282.1	1.0

The Company's asset base is comprised principally of property, plant and equipment, reflecting the capital intensive nature of Gibraltar and the mining business. Other current assets primarily include accounts receivable, inventories (concentrate inventories, ore stockpiles, and supplies), prepaid expenses, and marketable securities.  Concentrate inventories, accounts receivable and cash balances fluctuate in relation to transportation and cash settlement schedules.

Net debt has increased by $64.4 million in the three months ended March 31, 2021, primarily due to the senior notes refinancing during the quarter.  While cash flow from operating activities were an outflow of $3.3 million in the current quarter, there was increase in accounts receivable by $23.8 million primarily relating to a shipment in the quarter for which payment was received after the quarter. The Company also had increased capital expenditures totaling $33.3 million for property, plant and equipment additions in the quarter, which includes $21.5 million for Gibraltar capitalized stripping costs and $6.4 million for Florence Copper.

TASEKO MINES LIMITED Management's Discussion and Analysis

Deferred revenue relates to the advance payments received from Osisko for the sale of Taseko's share of future silver production from Gibraltar.

Other liabilities decreased by $1.8 million primarily due to a decrease in deferred tax liabilities and partially offset by decreases in the provision for environmental rehabilitation ("PER") and the liability related to the deferred share units outstanding.

As at May 4, 2021, there were 283,189,024 common shares and 9,891,533 stock options outstanding. More information on these instruments and the terms of their exercise is set out in Note 14 of the March 31, 2021 unaudited condensed consolidated interim financial statements.

Liquidity, cash flow and capital resources

Cash flow used by operations during the three months ended March 31, 2021 was $3.3 million compared to cash flow provided by operations of $17.7 million for the same period in 2020. Operating cash flow did not include accounts receivable for shipments made in the quarter which increased by $23.8 million in the quarter.

Cash used for investing activities during the three months ended March 31, 2021 was $44.0 million compared to cash used for investing activities of $16.2 million for the same period in 2020.  Investing cash flows in the first quarter includes $21.5 million for capitalized stripping costs, $5.0 million for other sustaining capital expenditures at Gibraltar including additional spend for dewatering costs for the Gibraltar pit, and $6.4 million of expenditures for Florence Copper. Also included in investing activities is the $11.1 million purchase of copper put options in the quarter covering production for the second half of 2021 and $0.4 million of proceeds from the settlement of fuel call options.

Net cash provided by financing activities for the three months ended March 31, 2021 was $160.7 million.  The Company received gross proceeds of $507.6 million and incurred financing charges of $11.5 million from issuance of the US$400 million 7% senior secured notes ("2026 Notes") due in February 2026. A portion of the proceeds were used to redeem the outstanding 2022 Notes for $317.2 million and payment of redemption related costs of $8.7 million. There are no principal payments required on the 2026 Notes until the maturity date in February 2026 and the first interest payment of US$14.4 million is due on August 15, 2021.

Principal repayments for equipment loans and leases were $4.8 million and interest paid was $5.2 million for the three month period ended March 31, 2021. The Company continues to make monthly principal repayments for equipment loans and leases.

At March 31, 2021, the Company had cash and equivalents of $197.0 million (December 31, 2020 - $85.1 million).

Liquidity outlook

On February 10, 2021, the Company completed its offering of the 2026 Notes.  After repayment of the 2022 Notes and related transaction costs, the Company generated net proceeds of approximately $167 million in additional cash available for capital expenditures, including for Florence Copper and for general corporate purposes and working capital.  The 2026 Notes allow for up to US$145 million of first lien secured debt to be issued and up to US$50 million of debt for equipment financing, all subject to the terms of the note indenture.

With receipt of the net proceeds from the November 2020 common share offering and the net proceeds from the 2026 Notes noted above, the Company now has funding available for a significant portion of the construction cost of the commercial facility at Florence Copper.  Florence Copper has an estimated capital cost (based on the Company's 2017 NI 43-101 technical report) of approximately US$230 million (including reclamation bonding and working capital).

TASEKO MINES LIMITED Management's Discussion and Analysis

To address the remaining project funding requirements for Florence Copper, in addition to cash flow from the Gibraltar mine, the Company may raise additional capital through equity financings or asset sales, including royalties, sales of project interests, or joint ventures or additional credit facilities, including additional notes offerings.  The Company evaluates these financing alternatives based on a number of factors including the prevailing metal prices and projected operating cash flow from Gibraltar, relative valuation, liquidity requirements, covenant restrictions and other factors, in order to optimize the Company's cost of capital and maximize shareholder value.

The Company does not have any significant capital plans for its other development projects over the next 12 months.  Should plans for these other development projects materially change, the Company may require additional external funding.

Future changes in copper and molybdenum market prices could also impact the timing and amount of cash available for future investment in the Company's development projects, debt obligations, and other uses of capital. To mitigate commodity price risks in the short-term, copper put options are entered into for a substantial portion of Taseko's share of Gibraltar copper production and the Company has a long track record of doing so (see "Hedging Strategy").

Hedging strategy

The Company's hedging strategy is to secure a minimum price for a significant portion of copper production using put options that are either purchased outright or funded by the sale of call options that are significantly out of the money. The amount and duration of the hedge position is based on an assessment of business-specific risk elements combined with the copper pricing outlook. Copper price and quantity exposure are reviewed at least quarterly to ensure that adequate revenue protection is in place. Hedge positions are typically extended adding incremental quarters at established put strike prices to provide the necessary price protection. The Company's hedging strategy is designed to mitigate short-term declines in copper price.

Considerations on the cost of the hedging program include an assessment of Gibraltar's estimated production costs, anticipated copper prices and the Company's capital requirements during the relevant period. In March 2021, the Company purchased 41 million pounds of copper put options at strike price of US$3.75 per pound covering the second half of 2021.

From time to time, the Company will look at potential hedging opportunities to mitigate the risk of rising input costs, including foreign exchange and fuel prices where such a strategy is cost effective.  During 2020, and in line with its copper put strategy, the Company purchased fuel call options to provide a price ceiling for its share of diesel fuel consumed at the Gibraltar mine site while allowing it to benefit from further decreases in fuel prices tied to the weaker oil market.

	Notional amount	Strike price	Term to maturity	Original cost
At May 4, 2021
Copper put options	10.0 million lbs	US$3.20 per lb	May to June 2021	$1.2 million
Copper put options	41.0 million lbs	US$3.75 per lb	July to December 2021	$11.1 million

TASEKO MINES LIMITED Management's Discussion and Analysis

Commitments and contingencies

Commitments

	Payments due
(Cdn$ in thousands)	Remainder of 2021	2022	2023	2024	2025	Thereafter	Total
Debt:
2026 Notes [1]	-	-	-	-	-	503,000	503,000
Interest	18,094	35,210	35,210	35,210	35,210	17,605	176,539
Equipment loans:
Principal	5,673	6,522	4,670	1,375	-	-	18,240
Interest	652	509	197	18	-	-	1,376
Lease liabilities:
Principal	7,022	8.258	1,619	1,319	1,305	898	20,421
Interest	649	539	267	180	100	24	1,759
Lease related obligation:
Rental payment	1,970	2,627	5,636	-	-	-	10,233
PER [2]	-	-	-	-	-	80,097	80,097
Capital expenditures	1,501	-	-	-	-	-	1,501
Other expenditures
Transportation related services [3]	3,863	849	-	-	-	-	4,712

1 On February 10, 2021, the Company closed its offering of the 2026 Notes and a portion of the proceeds was used to redeem all of the 2022 Notes.

2 The provision for environmental rehabilitation amounts presented in the table represents the present value of estimated costs of legal and constructive obligations required to retire an asset, including decommissioning and other site restoration activities, primarily for the Gibraltar mine and Florence Copper. The Company has provided a surety bond of $37,500 for its 75% share of Gibraltar's reclamation security.  For Florence Copper, the Company has provided to the federal and state regulator surety bonds totaling $12.3 million for reclamation security for the PTF being operated.

3 Transportation related services commitments include ocean freight and port handling services, which are both cancellable upon certain operating circumstances.

The Company has guaranteed 100% of certain equipment loans and leases entered into by Gibraltar in which it holds a 75% interest. As a result, the Company has guaranteed the joint venture partner's 25% share of this debt which amounted to $13.9 million as at March 31, 2021.

TASEKO MINES LIMITED Management's Discussion and Analysis

SUMMARY OF QUARTERLY RESULTS

	2021	2020				2019
(Cdn$ in thousands, except per share amounts)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenues	86,741	87,398	87,780	106,005	62,084	89,932	82,436	86,521
Net income (loss)	(11,217)	5,694	987	18,745	(48,950)	(9,931)	(24,508)	(11,012)
Basic EPS	(0.04)	0.02	-	0.08	(0.20)	(0.04)	(0.10)	(0.04)
Adjusted net income (loss) *	(5,534)	(7,473)	(5,754)	8,335	(21,647)	(16,159)	(20,561)	(17,471)
Adjusted basic EPS *	(0.02)	(0.03)	(0.02)	0.03	(0.09)	(0.07)	(0.08)	(0.07)
Adjusted EBITDA *	23,722	20,478	31,545	50,860	5,346	18,246	7,906	14,660

(US$ per pound, except where indicated)
Realized copper price *	4.09	3.69	3.15	2.70	2.06	2.82	2.56	2.69
Total operating costs *	2.23	2.82	2.00	1.34	1.82	2.01	2.05	2.01
Copper sales (million pounds)	16.5	18.8	21.4	29.5	23.3	25.0	25.1	24.2

Financial results for the last eight quarters reflect: volatile copper and molybdenum prices and foreign exchange rates that impact realized sale prices; and variability in the quarterly sales volumes due to copper grades and timing of shipments which impacts revenue recognition.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's significant accounting policies are presented in Note 2.4 of the 2020 annual consolidated financial statements. The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In the process of applying the Company's accounting policies, significant areas where judgment is required include the determination of a joint arrangement, determining the timing of transfer of control of inventory for revenue recognition, provisions for environmental rehabilitation, reserve and resource estimation, functional currency, determination of the accounting treatment of the advance payment under the silver purchase and sale agreement reported as deferred revenue, determination of business or asset acquisition treatment, and recovery of other deferred tax assets.

Significant areas of estimation include reserve and resource estimation; asset valuations and the measurement of impairment charges or reversals; valuation of inventories; plant and equipment lives; tax provisions; provisions for environmental rehabilitation; valuation of financial instruments and derivatives; capitalized stripping costs and share-based compensation. Key estimates and assumptions made by management with respect to these areas have been disclosed in the notes to these consolidated financial statements as appropriate.

The accuracy of reserve and resource estimates is a function of the quantity and quality of available data and the assumptions made and judgment used in the engineering and geological interpretation, and may be subject to revision based on various factors.  Changes in reserve and resource estimates may impact the carrying value of property, plant and equipment; the calculation of depreciation expense; the capitalization of stripping costs incurred during production; and the timing of cash flows related to the provision for environmental rehabilitation.

TASEKO MINES LIMITED Management's Discussion and Analysis

Changes in forecast prices of commodities, exchange rates, production costs and recovery rates may change the economic status of reserves and resources. Forecast prices of commodities, exchange rates, production costs and recovery rates, and discount rates assumptions, either individually or collectively, may impact the carrying value of derivative financial instruments, inventories, property, plant and equipment, and intangibles, as well as the measurement of impairment charges or reversals.

There were no changes in accounting policies during the three months ended March 31, 2021.

INTERNAL AND DISCLOSURE CONTROLS OVER FINANCIAL REPORTING

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures.

The Company's internal control system over financial reporting is designed to provide reasonable assurance to management and the Board of Directors regarding the preparation and fair presentation of published financial statements.  Internal control over financial reporting includes those policies and procedures that:

(1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

(3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

The Company's internal control system over disclosure controls and procedures is designed to provide reasonable assurance that material information relating to the Company is made known to management and disclosed to others and information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by us under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined effective can provide only reasonable assurance with respect to financial reporting and disclosure.

There have been no changes in our internal controls over financial reporting and disclosure controls and procedures during the period ended March 31, 2021 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting and disclosure.

KEY MANAGEMENT PERSONNEL

Key management personnel include the members of the Board of Directors and executive officers of the Company.

The Company contributes to a post-employment defined contribution pension plan on the behalf of certain key management personnel. This retirement compensation arrangement ("RCA Trust") was established to provide benefits to certain executive officers on or after retirement in recognition of their long service. Upon retirement, the participant is entitled to the distribution of the accumulated value of the contributions under the RCA Trust.  Obligations for contributions to the defined contribution pension plan are recognized as compensation expense in the periods during which services are rendered by the executive officers.

TASEKO MINES LIMITED Management's Discussion and Analysis

Certain executive officers are entitled to termination and change in control benefits. In the event of termination without cause, other than a change in control, these executive officers are entitled to an amount ranging from
9-month to 12-months' salary.  In the event of a change in control, if a termination without cause or a resignation occurs within 12 months following the change of control, these executive officers are entitled to receive, among other things, an amount ranging from 24-months' to 32-months' salary and accrued bonus, and all stock options held by these individuals will fully vest.

Executive officers and directors also participate in the Company's share option program (refer to Note 14 of the unaudited condensed consolidated interim financial statements).

Compensation for key management personnel (including all members of the Board of Directors and executive officers) is as follows:

	Three months ended March 31,
(Cdn$ in thousands)	2021	2020
Salaries and benefits	3,554	3,616
Post-employment benefits	599	258
Share-based compensation expense	2,537	89
	6,690	3,963

Brian Battison, Vice President of Corporate Affairs, who has been with Taseko since 2006, will be retiring at the end of June 2021. He will continue to act as an adviser to the Company to support our government relations work after his retirement over the coming year.

TASEKO MINES LIMITED Management's Discussion and Analysis

NON-GAAP PERFORMANCE MEASURES

This document includes certain non-GAAP performance measures that do not have a standardized meaning prescribed by IFRS. These measures may differ from those used by, and may not be comparable to such measures as reported by, other issuers. The Company believes that these measures are commonly used by certain investors, in conjunction with conventional IFRS measures, to enhance their understanding of the Company's performance. These measures have been derived from the Company's financial statements and applied on a consistent basis. The following tables below provide a reconciliation of these non-GAAP measures to the most directly comparable IFRS measure.

Total operating costs and site operating costs, net of by-product credits

Total costs of sales include all costs absorbed into inventory, as well as transportation costs and insurance recoverable. Site operating costs are calculated by removing net changes in inventory, depletion and amortization, insurance recoverable, and transportation costs from cost of sales. Site operating costs, net of by-product credits is calculated by subtracting by-product credits from the site operating costs. Site operating costs, net of by-product credits per pound are calculated by dividing the aggregate of the applicable costs by copper pounds produced. Total operating costs per pound is the sum of site operating costs, net of by-product credits and off-property costs divided by the copper pounds produced. By-product credits are calculated based on actual sales of molybdenum (net of treatment costs) and silver during the period divided by the total pounds of copper produced during the period. These measures are calculated on a consistent basis for the periods presented.

	Three months ended March 31,
(Cdn$ in thousands, unless otherwise indicated) - 75% basis	2021	2020
Cost of sales	72,266	83,309
Less:
Depletion and amortization	(15,838)	(27,148)
Net change in inventories of finished goods	2,259	1,302
Net change in inventories of ore stockpiles	(8,226)	603
Transportation costs	(3,305)	(4,519)
Site operating costs	47,156	53,547
Less by-product credits:
Molybdenum, net of treatment costs	(5,604)	(3,231)
Silver, excluding amortization of deferred revenue	(238)	(354)
Site operating costs, net of by-product credits	41,314	49,962
Total copper produced (thousand pounds)	16,684	24,318
Total costs per pound produced	2.48	2.05
Average exchange rate for the period (CAD/USD)	1.27	1.34
Site operating costs, net of by-product credits (US$ per pound)	1.96	1.53
Site operating costs, net of by-product credits	41,314	49,962
Add off-property costs:
Treatment and refining costs	2,414	4,956
Transportation costs	3,305	4,519
Total operating costs	47,033	59,437
Total operating costs (C1) (US$ per pound)	2.23	1.82

TASEKO MINES LIMITED Management's Discussion and Analysis

Adjusted net income (loss)

Adjusted net income (loss) removes the effect of the following transactions from net income as reported under IFRS:

  Unrealized foreign currency gains/losses;
  Unrealized gain/loss on copper put and fuel call options; and
  Loss on settlement of long-term debt, including realized foreign exchange gains.

Management believes these transactions do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Furthermore, unrealized gains/losses on derivative instruments, changes in the fair value of financial instruments, and unrealized foreign currency gains/losses are not necessarily reflective of the underlying operating results for the reporting periods presented.

	Three months ended March 31,
(Cdn$ in thousands, except per share amounts)	2021	2020
Net loss	(11,217)	(48,950)
Unrealized foreign exchange loss	8,798	29,747
Realized foreign exchange gain on settlement of long-term debt	(13,000)	-
Loss on settlement of long-term debt	12,739	-
Unrealized (gain) loss on copper put and fuel call options	802	(3,348)
Estimated tax effect of adjustments	(3,656)	904
Adjusted net loss	(5,534)	(21,647)
Adjusted EPS	(0.02)	(0.09)

Adjusted EBITDA

Adjusted EBITDA is presented as a supplemental measure of the Company's performance and ability to service debt. Adjusted EBITDA is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in the industry, many of which present Adjusted EBITDA when reporting their results.  Issuers of "high yield" securities also present Adjusted EBITDA because investors, analysts and rating agencies consider it useful in measuring the ability of those issuers to meet debt service obligations.

Adjusted EBITDA represents net income before interest, income taxes, and depreciation and also eliminates the impact of a number of items that are not considered indicative of ongoing operating performance. Certain items of expense are added and certain items of income are deducted from net income that are not likely to recur or are not indicative of the Company's underlying operating results for the reporting periods presented or for future operating performance and consist of:

  Unrealized foreign exchange gains/losses;
  Unrealized gain/loss on copper put and fuel call options;
  Loss on settlement of long term debt (included in finance expenses);
  Realized foreign exchange gains on settlement of long-term debt; and
  Amortization of share-based compensation expense.

TASEKO MINES LIMITED Management's Discussion and Analysis

	Three months ended March 31,
(Cdn$ in thousands)	2021	2020
Net loss	(11,217)	(48,950)
Add:
Depletion and amortization	15,838	27,148
Finance expense (includes loss on settlement of long-term debt)	23,958	10,771
Finance income	(75)	(150)
Income tax recovery	(4,302)	(10,118)
Unrealized foreign exchange loss	8,798	29,747
Realized foreign exchange gain on settlement of long-term debt	(13,000)	-
Unrealized (gain) loss on copper put and fuel call options	802	(3,348)
Amortization of share-based compensation expense	2,920	246
Adjusted EBITDA	23,722	5,346

Earnings (loss) from mining operations before depletion and amortization

Earnings from mining operations before depletion and amortization is earnings from mining operations with depletion and amortization added back. The Company discloses this measure, which has been derived from our financial statements and applied on a consistent basis, to provide assistance in understanding the results of the Company's operations and financial position and it is meant to provide further information about the financial results to investors.

	Three months ended March 31,
(Cdn$ in thousands)	2021	2020
Earnings (loss) from mining operations	14,475	(21,225)
Add:
Depletion and amortization	15,838	27,148
Earnings from mining operations before depletion and amortization	30,313	5,923

Site operating costs per ton milled

	Three months ended March 31,
(Cdn$ in thousands, except per ton milled amounts)	2021	2020
Site operating costs (included in cost of sales)	47,156	53,547

Tons milled (thousands) (75% basis)	5,402	5,622
Site operating costs per ton milled	$8.73	$9.52